April 11, 2018

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re: Focus Universal Inc.

Amendment No. 1 of Registration Statement on Form S-1, Filed January 20, 2017

File No. 333-214455

Dear Mr. Spirgel:

We are counsel to Focus Universal Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 3333-214455) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated January 30, 2017. Set forth below are each of the staff’s comments (in bold) to the Registration Statement and the Company’s Responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

1. In response to our prior comment 1, you state that “[w]e have revised the prospectus cover page and disclosure throughout the prospectus to indicate a fixed price of $1.75 at which the Company will sell the 10 million shares in its best efforts offering.” Your prospectus does not reflect this change. Therefore, we reissue the comment.

We have updated the Registration Statement accordingly. Please note that we have updated the price to $2.50 per share.

2. Please disclose who will be selling the ten million shares on behalf of the company. If your officers and directors will be selling the shares, please disclose how they meet the requirements of Rule 3a4-1 so as not to be deemed brokers.

The shares will be sold either through a registered broker/dealer or by the officers and directors of the company. The officers and directors of the company are not subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, will not be compensated in connection with the sale of the Company’s securities, and are not associated with a broker or a dealer.

3. We note that your officers and directors are offering shares they own in the offering as selling shareholders. If your officer and directors are also selling shares on behalf of the company, disclose how they will decide whether to sell their own shares or the company’s shares. Provide appropriate risk factor disclosure regarding their conflicts in this offering.

The Registration Statement has been amended to reflect that the officers and directors will not register any of the shares they own in this offering.

4. Any amendments should contain a signed and currently-dated accountant's consent as required by Rule 402(e) of Regulation C.

We have submitted a revised and current Auditor Consent Letter.

9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com

5. We note that in response to our prior comment 2 that you have provided your planned use of proceeds in the event that 25%, 50% and 75% of the offering is achieved. Please also include summary information on your planned use of proceeds in the event that 100% of the offering is achieved. In addition, please revise your disclosure for each level of proceeds to take into account the expenses of the offering.

We have updated the Registration Statement accordingly.

6. Please update your discussions of results of operations, liquidity and capital resources to reflect your most recent required financial statements.

We have updated the MD&A Registration Statement to reflect the most recently-filed financial statements for the years ended December 31, 2017 and 2016. See response to comments #9 and #10 regarding the restated financial statements.

7. We note that your fiscal year ends on December 31. Please update your Summary Compensation Table at page 32 to include information for the two most recently completed fiscal years (i.e., fiscal years 2015 and 2016). Please refer to Item 402(n) of Regulation S-K.

We have updated the Registration Statement accordingly.

8. In response to our prior comment 3, you revised the selling stockholders table to disclose in the last column the percentage of registered shares owned in the offering. Please revise this column to disclose, instead, the amount and percentage of the class to be owned by security holders after completion of the offering. Please refer to the last clause of Item 507 of Regulation S-K.

We have updated the Registration Statement accordingly.

9. Please disclose how you accounted for the business combination of Focus Universal, Inc. and Perfecular, Inc. Identify the accounting acquirer in this transaction and provide the business combination disclosures required by ASC 805-10-50.

Upon further review, the Company has determined that the business combination of Focus Universal, Inc. and Perfecular, Inc. should be accounted for as a combination between entities under common control. During all the relevant periods for which the financial statements are presented, Dr. Desheng Wang, CEO and directors of Focus, owned 2,271,000 (41.2%) shares of Focus common stock and Mr. Yan Chen, Senior Vice President and director of Focus, owned 600,000 (9.1%) shares of Focus common stock. During all relevant periods, Focus had 6,580,000 common shares issued and outstanding. Dr. Wang and Mr. Chen together owned a controlling interest (greater than 50%) in Focus. Mr. Chen resigned his positions at Focus in October 2015, just two months prior to the business combination with Pefecular. In October 2015, Dr. Edward Lee was appointed as a director of Focus. During all of 2015, two of the three directors of Focus, Dr. Wang and Mr.Chen/Dr. Lee, were also stockholders of Pefecular. Due to Dr. Wang’s large stock position (41.2%) in Focus and his position as CEO and director of Focus, the Company believes that Dr. Wang controlled Focus. Dr. Wang, owned 14,290,000 (51.0%) shares of Perfecular common stock, Dr. Lee owned 10,000,000 (35.7%) shares of Perfecular common stock and Mr. Chen owned 2,400,000 (8.6%) shares of Perfecular common stock. Due to Dr. Wang’s large stock position (51.0%) in Pefecular he had control of Perfecular. Thus, the Company believes that the business combination between Focus and Perfecular should be accounted for as a combination between entities under common control due to Dr. Wang, Mr. Chen and Dr. Lee’s ownership of common stock in both companies and because of the influence they could exercise in their positions as officers and directors.

ASC 805-50-25-2 “When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at the date of transfer.”

ASC 805-50-45-2 further states that, “the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible.”

In accordance with ASC 805-50-45, the Company as restated its 2015 and 2016 (2016 was only restated for a reclassification between additional paid in capital and accumulated deficit) to combine the financial statements of Focus and Perfecular as of the earliest period presented in the financial statements which is January 1, 2015.

10. In your response to comment 4, you identified Perfecular, Inc. as the accounting acquirer in the December 30, 2015 business combination with Focus Universal, Inc. However we note that you included the financial statements of Focus Universal, Inc. in the Form S-1. Please note that since Perfecular, Inc., is the accounting acquirer, Perfecular, Inc. is considered the registrant for accounting purposes. Accordingly, please revise your presentation in the Form S-1 to include the historical financial statements of Perfecular, Inc. for all periods presented giving effect to the acquisition of Focus Universal, Inc. on December 30, 2015. Revise your Management’s Discussion and Analysis to discuss these financial statements. Also amend your Form 10-KT for the transition period from March 31, 2015 to December 31, 2015 and your subsequent Forms 10-Q accordingly.

See our response to comments #9 and #6. We will amend our Form 10K and Form 10Qs for the accounting change discussed in our response to comment #9 once the SEC accepts our new position on how we accounted for the transaction between Focus and Perfecular.

11. Please revise your pro forma presentations to reflect the periods required by Rule 8-05(b)(1) of Regulation S-X.

We believe the Registration Statement Amendment No. 2 addresses this issue.

12. We note your response to prior comment 7. Your registration statement must be signed by your controller or principal accounting officer. In your next amendment, please have your principal accounting officer or controller sign your registration statement by identifying the person who is signing in that capacity under the person’s signature. Refer to Instructions 1 and 2 to Form S-1.

The Company intends to address this comment in the subsequent amendment to the Registration Statement.

Sincerely,

/s/ Gilbert J. Bradshaw

Gilbert J. Bradshaw